Exhibit 3.24

AMENDMENT NO. 1

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

CHAPARRAL STEEL MIDLOTHIAN, LP

THIS AMENDMENT NO. 1 TO AGREEMENT OF PARTNERSHIP OF CHAPARRAL STEEL MIDLOTHIAN, LP (the “Amendment”), effective the 1st day of May 2001 by and between CHAPARRAL STEEL TEXAS, INC., a Delaware corporation (the “General Partner”) and CHAPARRAL STEEL TRUST, a Delaware business trust (the “Limited Partner”).

RECITALS:

WHEREAS, the General Partner and Chaparral Steel Company, a Delaware corporation (“CSC”), entered into that certain Agreement of Limited Partnership of Chaparral Steel Midlothian, LP dated February 29, 1996 (together with all amendments, additions and modifications thereto, the “Partnership Agreement”), whereby the General Partner and CSC agreed to form and operate a Delaware limited partnership named Chaparral Steel Midlothian, LP (the “Partnership”) in accordance with the terms set forth in the Partnership Agreement; and

WHEREAS, effective March 1, 1996, CSC, the sole limited partner in the Partnership, transferred all of its rights, title and interest in the Partnership to Chaparral Steel Holdings, Inc., a Delaware corporation (“CSH”) in accordance with Section 7.2.2 of the Partnership Agreement (the “CSC Transfer”); and

WHEREAS, immediately following the CSC Transfer, effective March 1, 1996, CSH transferred all of its rights, title and interest in the Partnership to the Limited Partner in accordance with Section 7.2.2 of the Partnership Agreement; and

WHEREAS, the General Partner and the Limited Partner desire to amend certain provisions of the aforementioned Partnership Agreement regarding the operation of the Partnership and their interests in the Partnership.

WITNESSETH:

NOW THEREFORE, premises considered and in consideration of the mutual promises and covenants of the parties hereto, the sufficiency of which is hereby mutually acknowledged, the parties agree as follows:

1.	Capitalized terms. Unless otherwise defined in this Amendment, capitalized terms herein shall have the meaning set forth in the Partnership Agreement.

2.	Section 7.2.1 of the Partnership Agreement is hereby amended and Section 7.2.3 is hereby added to permit a Partner to sell, transfer, pledge or encumber all or a portion of its Partnership Interest for the purpose of obtaining or maintaining credit or other financing for the benefit, in whole or in part, of the Partnership.

Therefore, Sections 7.2.1 and 7.2.3 of said Partnership Agreement, as amended or added, shall provide, in their entirety as follows:

“7.2.1	Except as set forth in Section 7.2.2 or 7.2.3, no Partner shall sell, assign, pledge, mortgage, or otherwise dispose of or Transfer, in whole or in part, its Partnership interest or its share of the Partnership’s capital, assets or property or enter into any agreement, the result of which would be for another Person to become directly or indirectly interested in the Partnership.

7.2.2	[Remains Unchanged].

“7.2.3	Upon the written consent of all Partners, any Partner may sell, assign, pledge, mortgage or otherwise dispose of or Transfer, in whole or in part, its Partnership Interest or its share in the Partnership’s capital, assets or property.”

3.	Except as amended hereby, all terms and conditions of the Partnership Agreement shall remain the same, unchanged, and in effect.

IN WITNESS WHEREOF, this Amendment No. I to Agreement of Partnership of Chaparral Steel Midlothian, LP is executed effective the 1st day of May ,2001.

GENERAL PARTNER

CHAPARRAL STEEL TEXAS, INC.

By:	/s/ Kenneth R. Allen
Kenneth R. Allen
Vice President and Treasurer

LIMITED PARTNER

CHAPARRAL STEEL TRUST

By:	/s/ Richard M. Fowler
Richard M. Fowler
Managing Trustee